SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH December 17, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
55 (61) 3415-1140
ri@brasiltelecom.com.br

Media and Communication
55 (61) 3415-1822
diretoriadecomunicacao@brasiltelecom.com.br

BRASIL TELECOM S.A.
Publicly Held Company
CORPORATE TAXPAYER’s ID76.535.764/0001 -43
BOARD OF TRADE 53.3.0000622 -9

MATERIAL FACT

CREDIT OF INTEREST ON EQUITY

Brasil Telecom S.A. (“Company”) informs to its shareholders that, following a delegation from the Board of Directors specified at a meeting held on December 16, 2008, the Company’s Senior Management resolved the appropriation of Interest on Equity in the amount of R$79,300,000.00 (seventy nine million and three hundred thousand reais), which corresponds to a gross amount of R$0.144840477 per share or an amount net of income tax of R$0.123114405 per share, common and preferred, pursuant to Article 9 of Law 9,249 of December 26, 1995 and to Brazilian Securities and Exchange Commission’s (Comissão de Valores Mobiliários) Deliberation 207/96.

I – Income Tax Withheld: Income tax at a rate of 15% will be withheld from the amount of Interest on Equity, except with respect to those shareholders who demonstrate exemption from tax or eligibility to be taxed at a different rate.

II – Date of the Credit: The credit in the books of Brasil Telecom S.A. of Interest on Equity in the total amount of R$79,300,000.00, will be made on December 29, 2008.

III – Date of Trading “ex-Interest on Equity”: As of December 30, 2008, the Company’s shares will trade “Ex-Interest on Equity”, with respect to shares held of record on December 29, 2008.

IV – Information regarding the Payment of Dividends: The interest on equity shall be charged to dividends with respect to fiscal year 2008 and shall be subject to approval at the Ordinary General Shareholders’ Meeting in 2009. The payment date, when resolved, will be advised in a published Notice to Shareholders.

V – Confirmation of Tax Exemption or Different Tax Rate Eligibility: Legal persons who are exempt from income tax or who are eligible to be taxed at a tax rate different than 15%, in compliance with the current law, shall demonstrate such exemption or eligibility to the Custodian Bank – Banco Bradesco S.A., Departamento de Ações e Custódia, Prédio Amarelo, 2º Andar, Cidade de Deus, Vila Yara – CEP 06.029 -900 – Osasco – SP, on or before January 09, 2009.

VI – Amount Appropriated in Fiscal Year 2008:

DATE OF THE CREDIT	BRAZILIAN EX-DATE	TOTAL APPROPRIATED (R$)	GROSS AMOUNT PER SHARE (R$)	AMOUNT NET OF INCOME TAX PER SHARE (R$)
03/31/2008	04/09/2008	245,000,000.00	0.447588512	0.380450236
12/29/2008	12/30/2008	79,300,000.00	0.144840477	0.123114405

Brasília, December 17, 2008.

Paulo Narcélio Simões Amaral
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.